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                  BEFORE THE NEW MEXICO PUBLIC REGULATION COMMISSION

                                                                  Exhibit 99.D-1
APPLICATION OF PUBLIC SERVICE COMPANY    )
OF NEW MEXICO FOR APPROVALS              )
RELATING TO ITS PURCHASE OF 100%         )
OF THE ISSUED AND OUTSTANDING STOCK      )
OF DCC PROJECT FINANCE TWO, INC., THE    )
OWNER PARTICIPANT WITH RESPECT TO A      )      UTILITY CASE NO.________
60% UNDIVIDED INTEREST IN THE EASTERN    )
INTERCONNECTION PROJECT, INCLUDING       )
APPROVAL OF A GENERAL DIVERSIFICATION    )
PLAN AND OTHER REQUIRED APPROVALS,       )
                                         )
PUBLIC SERVICE COMPANY OF NEW MEXICO,    )
                                         )
    APPLICANT.                           )


                                    APPLICATION

       Public Service Company of New Mexico ("PNM"), through its undersigned counsel, hereby requests that the Commission (i) approve the General Diversification Plan submitted with this Application pursuant to NMAC 17.6.450.10; (ii) approve PNM's request to purchase 100% of the issued and outstanding stock of DCC Project Finance Two, Inc. ("DCC II"), the owner participant of a 60% undivided interest in the Eastern Interconnection Project ("EIP"); (iii) approve PNM's request to amend the DCC II lease to allow PNM to shorten the Early Buyout Option ("EBO") notice period in the lease to as little as two days and to eliminate the requirement that fair market value be considered in setting the price for the exercise of the EBO; (iv) approve PNM's request to allow it to exercise the EBO and acquire legal title to the EIP assets beneficially owned by DCC II; (v) approve PNM's proposed accounting and ratemaking treatment of this transaction; (vi) consider this Application on an expedited basis, such that a decision would be rendered on this Application on or before March 12, 2002; and (vii) grant such other approvals as the Commission deems necessary and appropriate.

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       In support of its Application, PNM states as follows:

       1. The EIP is a 216-mile, 345kV transmission line with related facilities interconnecting PNM's transmission facilities with those of Southwestern Public Service Company. The transmission line connects PNM's bulk power switching station north of Bernalillo, New Mexico with a high voltage DC converter station, called the Blackwater Station, located in the Clovis-Portales area of eastern New Mexico. The EIP also includes associated switching equipment and the Blackwater Station DC converter facilities.

       2. In 1984 in Docket No. 1930, the Commission approved PNM's entry into a series of sale and leaseback transactions relating to the EIP. Pursuant to that grant of authority, PNM sold the EIP to certain institutional investors (Emerson Leasing Ventures, Inc. with a 60% undivided interest and General Foods Credit Corporation with a 40% undivided interest).(1) The institutional investors formed two separate trusts for the purpose of holding title to each of their undivided interests in the EIP.(2) In order to finance the purchase of the EIP, the owner trustee executed notes payable to EIP Refunding Corporation, which issued publicly offered secured facility bonds.

       3. PNM and the owner trustee also entered into two 30-year leases, where PNM is the operator of the transmission assets and pays periodic lease payments to the owner trustee. The periodic lease payments cover debt service on the notes between the owner trustee and EIP Refunding Corporation and provide an equity return to the owner participants.



       4. PNM has entered into a Purchase Agreement with Dana Commercial Credit Corporation ("DCCC"), the parent company of DCC II, effective January 15, 2002, to purchase 100% of the issued and outstanding stock of DCC II, the current owner participant of a 60%


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(1) Dana Commercial Credit Corporation has subsequently acquired the Emerson
Leasing Ventures, Inc. interest, and holds that interest through its stock ownership of DCC II, which is the current owner participant.

(2) The current trustee of both of the owner trusts is State Street Bank and Trust.


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undivided interest in the EIP, for a total cash purchase price of $5.672 million. In addition, although PNM, as the shareholder of DCC II, will not be directly liable on the owner trustee notes after the transfer of shares to PNM. Those notes will still constitute obligations totaling $27.828 million, which are secured by the EIP assets. The Purchase Agreement is contingent on the timely receipt of certain regulatory approvals, including this Commission's, enabling closing of the transaction on or before March 20, 2002. A copy of the Purchase Agreement is attached to the Direct Testimony of W. Kirk Meyer as Exhibit ___ (WKM-3), filed with this Application.

       5. As well as resulting in the acquisition by PNM of 100% of the shares in DCC II, which is a Class II transaction as defined in NMSA 1978,
Section 62-3-3(K)(2) (1998), the proposed transaction would result in PNM indirectly acquiring 100% of DCC II's Beneficial Interests in the owner trust that holds title to an undivided 60% interest in the leased assets.

       6. The lease also provides that PNM may acquire the legal title to the EIP transmission assets through the exercise of the EBO. PNM intends to exercise the EBO by April 1, 2002, or in any event, no later than a year after acquiring the stock of DCC II. Exercise of the EBO would result in PNM holding legal title to the 60% undivided interest in the EIP assets now held in trust for DCC II.

       7. Currently, the lease between the owner trust and PNM provides for a two-year notice period prior to exercise of the EBO. Because PNM intends to exercise the EBO as soon as possible, PNM seeks authority from the Commission to modify the lease agreement after PNM's acquisition of the DCC II stock to provide for a shortened notice period for the exercise of the EBO. PNM seeks to shorten the notification period to a period of as little as two days.

       8. The original lease also provides that upon the exercise of the EBO, the purchase price for the underlying assets will be the greater of fair market value or an amount determined


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according to a schedule set out in the lease.  PNM seeks to eliminate the requirement that fair market value of the underlying assets be determined in order to exercise the EBO. Since PNM will be the holder of all shares in DCC II at that point in time, there is no real benefit in requiring PNM to pay DCC II the fair market value of the underlying assets in order to exercise the EBO.

       9. PNM currently treats the lease as an operating lease for accounting purposes. The debt relating to the lease has therefore been off balance sheet. However, for financial reporting purposes and for financial rating purposes, PNM has always disclosed the existence of the leases, and they have been considered by financial rating agencies. The acquisition of the DCC II shares will not result in any change to PNM's financial position with respect to financial ratings.

       10. As a result of the purchase of the stock of DCC II by PNM, GAAP will require that the related lease debt, in the approximate amount of $28 million, as well as the trust assets, be carried on PNM's consolidated balance sheet. Because of the prior disclosure of this transaction, as described above, the stock acquisition is not expected to affect PNM's financial ratings.

       11. Upon exercise of the EBO, the debt shown on PNM's balance sheet as a result of this proposed transaction will be cancelled.

       12. PNM submits its General Diversification Plan ("GDP"), attached to the Direct Testimony of W. Kirk Meyer as Exhibit ___ (WKM-4), for the Commission's approval pursuant to NMAC 17.6.450.10. The GDP reflects the proposed transactions.

       13. From an accounting standpoint, PNM's acquisition of DCC II's interest in the EIP assets will result in an acquisition adjustment of approximately $11.855 million, the difference between the net book value of the EIP assets (approximately $22.295 million) and the amount

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paid for the DCC II stock, including the lessor debt and transaction costs (a total of $34.15 million).

       14. For ratemaking purposes, PNM requests that the Commission approve reclassification of the acquisition adjustment amount as a regulatory asset, the cost of which would be recovered through rates, but not as a result of directly including the capital costs of ownership of the 60% of the EIP that PNM will acquire in the transaction in rate base.

       15. Upon approval by the Commission of such treatment, PNM would reclassify the acquisition adjustment to a regulatory asset, according to Federal Energy Regulatory ("FERC") accounting principles. This reclassification would not impact the economics of the transaction, as described in greater detail in the Direct Testimony of Thomas G. Sategna, filed with this Application.

       16. PNM proposes to impute the value of the lease for ratemaking purposes and will not include the capital costs associated with owning the asset in cost of service. Therefore, there would be no impact on ratepayers associated with this transaction.

       17. No write-down of the regulatory asset would be required pursuant to the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 90, so long as PNM is assured that it is not probable that part of the cost of the plant will be disallowed for ratemaking purposes. PNM's proposal to impute the value of the lease for ratemaking purposes would not result in a write-down.

       18. The Purchase Agreement between PNM and DCC II includes a number of closing conditions, including Commission and other regulatory approvals of the proposed transaction described in this Application before March 20, 2002. Furthermore, DCCC, the current holder of the shares of DCC II that PNM proposes to acquire, is now in the process of divesting its lease

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portfolio.  DCCC has indicated that it is unwilling to extend the date for closing of the proposed stock acquisition, because it has another ready buyer for the EIP lease interest. If PNM is unable to meet DCCC's schedule, PNM may never have another opportunity to acquire title to the EIP assets at such an advantageous price. Therefore, PNM requests that the Commission issue its decision on or before March 12, 2002.

       19. In Case No. 2444, the Commission indicated under what conditions expedited approval of this type of Application could be justified. In the Final Order Approving Recommended Decision, the Commission suggested that in requesting expedited approval, PNM should give an explanation of why such treatment is necessary, PNM's desired schedule, and any consequences of failing to meet that schedule. PNM has set forth that information in para. 18, above, and in the Direct Testimony of W. Kirk Meyer, filed with this Application.

       20. PNM requests that the Commission consider this Application on an expedited basis and approve the proposed transactions in order to enable PNM to close the proposed transaction no later than March 20, 2002. PNM commits to work with other interested parties to assist in an expedited process for this Application.

       21. PNM's requests in this Application are not without precedent. The stock transaction proposed by PNM in this Application is similar to the transaction approved by the Commission in Case No. 2444, PNM's acquisition of the Burnham Leasing Corporation ("BLC") beneficial interest in the Palo Verde Nuclear Generating Station ("PVNGS") leases. Further, in Commission Case No. 2700, PNM was authorized to acquire lease debt related to its PVNGS and EIP sale and leaseback transactions. That approval expired in 1999.

       22. PNM is simultaneously seeking appropriate approvals from the Federal Energy Regulatory Commission and from the Securities and Exchange Commission in order to

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consummate the proposed transactions.  Copies of the relevant applications are attached as Exhibits A and B.

       23.      PNM submits the Direct Testimonies of W. Kirk Meyer and Thomas
G. Sategna in support of this Application.

       24.      PNM's exact name and address is:

                Public Service Company of New Mexico
                Alvarado Square
                Albuquerque, New Mexico 87158

       25. The name and address of PNM's attorney and other representative are:

                Carol Smith Rising                 Charles Gunter
                Regulatory Counsel                 Regulatory Project Manager
                Public Service Company of          Public Service Company of
                        New Mexico                         New Mexico
                Alvarado Square, MS 0806           Alvarado Square, MS 0910
                Albuquerque, New Mexico 87158      Albuquerque, New Mexico 87158

       Therefore, PNM requests that the Commission:

                a. Consider this Application on an expedited basis, such that a decision is rendered by the Commission by March 12, 2002;

                b. Approve the General Diversification Plan, attached to the Direct Testimony of W. Kirk Meyer as Exhibit ___ (WKM-4), pursuant to NMAC 17.6.450.10;

                c. Approve PNM's request to purchase 100% of the issued and outstanding stock of DCC II;

                d. Approve PNM's request to amend the DCC II lease to allow PNM to shorten the notice period for the exercise of the EBO to as little as two days and to remove the requirement that fair market value be considered in setting the price for exercise of the EBO;

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                e.    Approve PNM's request to allow it to exercise the EBO
                      and acquire the assets held by DCC II, pursuant to NMSA 1978, Section 62-6-12(A)(4) (1989);

                f. Approve PNM's proposed accounting and ratemaking treatment of this transaction in a form which does not result in a write-off for PNM under SFAS-90; and

                g. Grant such other necessary and appropriate approvals, as the Commission deems appropriate.

       Respectfully submitted this 22nd day of January 2002.


                                           PUBLIC SERVICE COMPANY OF
                                                NEW MEXICO



                                           By: /s/ Carol Smith Rising
                                               ----------------------
                                                   Carol Smith Rising
                                                   Regulatory Counsel
                                                   Public Service Company of
                                                           New Mexico
                                                   Alvarado Square, MS 0806
                                                   Albuquerque, New Mexico 87158
                                                   (505) 241-4910
                                                   (505) 241-6268 (facsimile)

                                           Attorney for Applicant
                                           Public Service Company of New Mexico






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